                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
       Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                             ----------------------

                           REINHOLD INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                           REINHOLD ACQUISITION CORP.
                            REINHOLD HOLDINGS, INC.
                          RESOLUTE FUND PARTNERS, LLC
                            THE RESOLUTE FUND, L.P.
                    THE RESOLUTE FUND NETHERLANDS PV I, L.P.
                   THE RESOLUTE FUND NETHERLANDS PV II, L.P.
                      THE RESOLUTE FUND SINGAPORE PV, L.P.
                          THE RESOLUTE FUND NQP, L.P.
                            THE JORDAN COMPANY, L.P.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  75935A 10 9
                     (CUSIP Number of Class of Securities)

                              JONATHAN F. BOUCHER
                   MANAGING DIRECTOR, THE JORDAN COMPANY LLC
                                767 FIFTH AVENUE
                                   48TH FLOOR
                               NEW YORK, NY 10153
                           TELEPHONE: (212) 572-0817
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                                JAMES B. CARLSON
                          MAYER, BROWN, ROWE & MAW LLP
                                 1675 BROADWAY
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 506-2500

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
--------------------------------                --------------------------------
          $41,322,413                                       $4,421.50
--------------------------------------------------------------------------------

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*    Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act "). The calculation of the transaction value assumes the purchase of (i) 3,292,105 outstanding shares of Class A common stock of Reinhold Industries, Inc., a Delaware corporation (the "Company ")
     and (ii) 13,688 shares of Class A common stock reserved for deferred issuance pursuant to the Company's Directors' Deferred Stock Plan, each at an offer price of $12.50 per share.

**   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.

                                       1

[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $4,421.50
     Form or Registration No:      Schedule TO
     Filing Party:                 Reinhold Acquisition Corp.
                                   Reinhold Holdings, Inc.
                                   Resolute Fund Partners, LLC
                                   The Resolute Fund, L.P.
                                   The Resolute Fund Netherlands PV I, L.P.
                                   The Resolute Fund Netherlands PV II, L.P.
                                   The Resolute Fund Singapore PV, L.P.
                                   The Resolute Fund NQP, L.P.
     Date Filed:                   November 9, 2006

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   third-party tender offer subject to Rule 14d-1.
     [ ]   issuer tender offer subject to Rule 13e-4.
     [ ]   going-private transaction subject to Rule 13e-3.
     [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                                       2

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange
Commission on November 9, 2006 by Reinhold Holdings, Inc., a Delaware
corporation ("Parent"), Reinhold Acquisition Corp., a Delaware corporation
("Purchaser") and wholly-owned subsidiary of Parent, and certain other filing persons, as amended by Amendment No. 1 filed with the SEC on November 22, 2006 and Amendment No. 2 filed with the SEC on December 11, 2006. The Schedule TO and this Amendment No. 3 relate to the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Company Common Stock"), of Reinhold Industries, Inc., a Delaware
corporation (the "Company"), at a price per share of Company Common Stock equal to $12.50 (the "Offer Price"), net to the seller in cash, less any required withholding of taxes and without the payment of any interest.

     The terms and conditions of the offer are described in the Offer to
Purchase dated November 9, 2006 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of
Transmittal and instructions thereto, a copy of which was filed as Exhibit
(a)(1)(ii) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 1-9, AND ITEM 11.

Items 1-9 and Item 11 of the Schedule TO, as amended, are hereby amended and supplemented to include the following:

     The tender offer's subsequent offering period expired at 12:00 midnight EST on January 9, 2007. On January 10, 2007, the Company and Purchaser issued a joint press release announcing that based on information from the depositary for the tender offer, 3,078,455 shares of Common Stock, representing approximately
93.5% of all outstanding shares, had been validly tendered into the offer as of the expiration time. Purchaser has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the offer price of $12.50 per share in cash, less any required withholding of taxes and without the payment of interest. Payment for shares validly tendered and accepted has been or will be promptly made.

     The Company and Purchaser also announced that Purchaser, as the owner of at least 90% of outstanding shares of the Company's Common Stock, will promptly effect a short-form merger with and into the Company under Delaware law by filing a Certificate of Ownership and Merger with the Secretary of State of the
State of Delaware. As a result of the merger, the Company will become a wholly-owned subsidiary of Parent.

     All outstanding shares of the Company that were not tendered during the original offering period or the subsequent offering period will, as a result of the merger, be converted into the right to receive $12.50 in cash, less any required withholding of taxes and without the payment of interest, subject to shareholders' dissenters' rights under Delaware law and the terms and conditions of the Agreement and Plan of Merger, dated November 2, 2006, among the Company,
Purchaser and Parent.

     Immediately following the merger, the Company will file a Form 15 and Form
25 with the Securities and Exchange Commission, thereby terminating its reporting obligations and status as a public company.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

EXHIBIT
NUMBER              DESCRIPTION
------              -----------

(a)(5)(iv)          Joint Press release issued by the Company and Purchaser on
                    January 10, 2007.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   REINHOLD ACQUISITION CORP.

                                   By: /s/ Jonathan F. Boucher
                                       ---------------------------
                                   By: Jonathan F. Boucher
                                   Title: President

                                   REINHOLD HOLDINGS, INC.
                                   By: /s/ Jonathan F. Boucher
                                       ---------------------------
                                   By: Jonathan F. Boucher
                                   Title: President

                                   THE RESOLUTE FUND, L.P.
                                   THE RESOLUTE FUND NETHERLANDS PV I, L.P.
                                   THE RESOLUTE FUND NETHERLANDS PV II, L.P.
                                   THE RESOLUTE FUND SINGAPORE PV, L.P.
                                   THE RESOLUTE FUND NQP, L.P.

                                   By: RESOLUTE FUND PARTNERS, LLC,
                                       AS THE GENERAL PARTNER

                                   By: /s/ Jonathan F. Boucher
                                       ---------------------------
                                   By: Jonathan F. Boucher
                                   Title: Managing Principal

                                   RESOLUTE FUND PARTNERS, LLC

                                   By: /s/ Jonathan F. Boucher
                                       ---------------------------
                                   By: Jonathan F. Boucher
                                   Title: Managing Principal

                                   THE JORDAN COMPANY, L.P.

                                   By: THE JORDAN COMPANY GP, LLC,
                                       ITS GENERAL PARTNER

                                   By: /s/ Jonathan F. Boucher
                                       ---------------------------
                                   By: Jonathan F. Boucher
                                   Title: Authorized Member

Dated: January 10, 2007.